SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

                      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

                      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

              If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Exhibits:

1.	Press Release re TAT Technologies Announces Replacement of Proxy Holders for its Annual Shareholders’ Meeting scheduled for November 14, 2013

ITEM 1

TAT Technologies Announcing Replacement of Proxy Holders for its Annual
Shareholders’ Meeting Scheduled for November 14, 2013

GEDERA, Israel, October 24, 2013 – TAT Technologies Ltd. (Nasdaq: TATT – News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, today announced that it has amended its proxy statement dated October 10, 2013 and the related proxy card to replace the individuals originally designated as proxy holders for the shareholders voting by proxy solicited by the Board of Directors.  Messrs. Adv. Idan Lidor and Adv. Meital Zimberg Lederman, or either one of them shall now act, individually or collectively, as attorney and proxy for each shareholder voting by proxy solicited by the Board of Directors.

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For more information of TAT Technologies, please visit our web-site: www.tat-technologies.com
Contact:
Yaron Shalem
CFO
Tel: +972-88628501
yarons@tat-technologies.com

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: October 24, 2013